SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)
(Amendment No.     )*

Laredo Petroleum, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

516806 106

(CUSIP Number)

Laredo Petroleum, Inc.

15 W. Sixth Street

Suite 1800

Tulsa, OK 74119

Copies to:

Willkie Farr & Gallagher, LLP

787 Seventh Avenue

New York, New York 10019

Attn: Maurice Lefkort, Esq.

(212) 728 8239

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus Private Equity IX, L.P. I.R.S. Identification Nos. of above persons (entities only) 20-2975990

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 46,215,059

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 46,215,059

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,215,059

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus IX GP L.P. I.R.S. Identification Nos. of above persons (entities only) 20-2975945

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 46,215,059

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 46,215,059

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,215,059

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person WPP GP LLC I.R.S. Identification Nos. of above persons (entities only) 47-2029791

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 70,043,481

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 70,043,481

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,043,481

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus Partners, L.P. I.R.S. Identification Nos. of above persons (entities only) 13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 70,043,481

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 70,043,481

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,043,481

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus Partners GP LLC I.R.S. Identification Nos. of above persons (entities only) 47-1971658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 70,043,481

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 70,043,481

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,043,481

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus & Co. I.R.S. Identification Nos. of above persons (entities only) 13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 70,043,481

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 70,043,481

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,043,481

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person WP Antero TopCo, Inc. I.R.S. Identification Nos. of above persons (entities only) 26-3735042

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 6,900,452

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 6,900,452

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,900,452

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus Private Equity X, L.P. I.R.S. Identification Nos. of above persons (entities only) 26-0849130

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 6,900,452

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 6,900,452

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,900,452

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus X, L.P. I.R.S. Identification Nos. of above persons (entities only) 26-0403670

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 23,828,422

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 23,828,422

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,828,422

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus X GP L.P. I.R.S. Identification Nos. of above persons (entities only) 26-0403605

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 23,828,422

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 23,828,422

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,828,422

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus X Partners, L.P. I.R.S. Identification Nos. of above persons (entities only) 26-0869910

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,291,411

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,291,411

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,291,411

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus Private Equity X O&G, L.P. I.R.S. Identification Nos. of above persons (entities only) 26-3605628

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 15,636,559

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,636,559

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,636,559

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus Private Equity (E&P) X, Inc. I.R.S. Identification Nos. of above persons (entities only) 27-3764107

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,847,321

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,847,321

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,847,321

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus Private Equity (E&P) X-B, L.P. I.R.S. Identification Nos. of above persons (entities only) 27-3762954

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,847,321

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,847,321

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,847,321

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus (E&P) X, L.P. I.R.S. Identification Nos. of above persons (entities only) 27-3763776

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,747,773

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,747,773

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,747,773

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus (E&P) X LLC I.R.S. Identification Nos. of above persons (entities only) 27-3763653

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,747,773

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,747,773

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,747,773

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus Partners (E&P) LLC I.R.S. Identification Nos. of above persons (entities only) 27-3763498

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,747,773

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,747,773

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,747,773

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus & Company US, LLC I.R.S. Identification Nos. of above persons (entities only) 26-1609068

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,747,773

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,747,773

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,747,773

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus Private Equity (E&P) X-A, L.P. I.R.S. Identification Nos. of above persons (entities only) 27-3762729

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 6,900,452

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 6,900,452

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,900,452

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus (Bermuda) Private Equity X, LLC I.R.S. Identification Nos. of above persons (entities only) 26-3946042

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WL

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,878,873

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,878,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,878,873

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus (Bermuda) Private Equity X, L.P. I.R.S. Identification Nos. of above persons (entities only) 98-0584170

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,878,873

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,878,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,878,873

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus (Bermuda) X, L.P. I.R.S. Identification Nos. of above persons (entities only) 98-0587706

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,878,873

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,878,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,878,873

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus (Bermuda) X, Ltd. I.R.S. Identification Nos. of above persons (entities only) 98-0591812

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,878,873

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,878,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,878,873

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus (Bermuda) Private Equity Ltd. I.R.S. Identification Nos. of above persons (entities only) 01-0569187

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,878,873

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,878,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,878,873

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) OO

1.	Name of Reporting Person Warburg Pincus LLC I.R.S. Identification Nos. of above persons (entities only) 13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 87,670,127

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 87,670,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,670,127

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 516806 106

1.	Name of Reporting Person Charles R. Kaye I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 178,358

	8.	Shared Voting Power 87,670,127

	9.	Sole Dispositive Power 178,358

	10.	Shared Dispositive Power 87,670,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,848,485

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 516806 106

1.	Name of Reporting Person Joseph P. Landy I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 84,953

	8.	Shared Voting Power 87,670,127

	9.	Sole Dispositive Power 84,953

	10.	Shared Dispositive Power 87,670,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,755,080

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.3%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1.           Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to shares of common stock, par value $0.01 per share, of Laredo Petroleum, Inc.  (the “Shares”). The name of the issuer is Laredo Petroleum, Inc., a Delaware corporation (f/k/a Laredo Petroleum Holdings, Inc.) (the “Issuer”).  The principal executive offices of the Issuer are 15 W. Sixth Street, Suite 1800, Tulsa, OK 74119.

Item 2.           Identity and Background

(a)           This Schedule 13D is filed jointly on behalf of:  (i) Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP Private Equity IX”), (ii) Warburg Pincus IX GP, L.P., a Delaware limited partnership (“WP IX GP”), (iii) WP Antero TopCo, Inc., a Delaware corporation (“TopCo”), (iv) Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP Private Equity X”), (v) Warburg Pincus Private Equity X O&G, L.P., a Delaware limited partnership (“WP X O&G”), (vi) Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WP X Partners”), (vii) Warburg Pincus X, L.P., a Delaware limited partnership (“WP X”), (viii) Warburg Pincus X GP, L.P., a Delaware limited partnership (“WP X GP”), (ix) WPP GP LLC, a Delaware limited liability company, (x) Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), (xi) Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), (xii) Warburg Pincus & Co, a New York general partnership (“WP&Co”), (xiii) Warburg Pincus Private Equity (E&P) X-A, L.P., a Delaware limited partnership (“WP E&P X-A”), (xiv) Warburg Pincus Private Equity (E&P) X, Inc., a Delaware corporation (“WP E&P X”), (xv) Warburg Pincus Private Equity (E&P) X-B, L.P., a Delaware limited partnership (“WP E&P X-B”), (xvi) Warburg Pincus (E&P) X, L.P., a Delaware limited partnership (“WP E&P X LP”), (xvii) Warburg Pincus (E&P) X LLC, a Delaware limited liability company (“WP E&P X LLC”), (xviii) Warburg Pincus Partners  (E&P) LLC, a Delaware  limited liability company (“WP Partners E&P”), (xix) Warburg Pincus & Company US, LLC, a New York limited liability company (“WP&Co US”), (xx) Warburg Pincus (Bermuda) Private Equity X, LLC, a Delaware limited liability company (“WP Bermuda X”), (xxi) Warburg Pincus (Bermuda) Private Equity X, L.P., a Bermuda limited partnership (“WP Private Equity Bermuda X”), (xxii) Warburg Pincus (Bermuda) X, L.P., a Bermuda limited partnership (“WP Bermuda X LP”), (xxiii) Warburg Pincus (Bermuda) X, Ltd., a Bermuda limited company (“WP Bermuda X Ltd”), (xxiv) Warburg Pincus (Bermuda) Private Equity Ltd., a Bermuda limited company (“WP Bermuda Private Equity”), (xxv)Warburg Pincus LLC, a New York limited liability company (“WP LLC”) and (xxvi) Messrs. Charles R. Kaye and Joseph P. Landy (collectively, the “Warburg Pincus Reporting Persons”).  The agreement among the Warburg Pincus Reporting Persons to file this Statement in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is attached hereto as Exhibit 1.

(b)           The address of the principal business and principal office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.  Additional information relating to the Warburg Pincus Reporting Persons is included on Schedule A hereto.

(c)           The principal business of the Warburg Pincus Reporting Persons is as follows:  (i) WP Private Equity IX:  making private equity investments, (ii) WP IX GP:  serving as the general partner of WP Private Equity IX, (iii) TopCo:  making private equity investments, (iv) WP Private Equity X:  making private equity investments, (v) WP X O&G:  making private equity investments, (vi) WP X Partners:  making private equity investments, (vii) WP X:  serving as the general partner of WP Private Equity X, WP X O&G, and WP X Partners, (viii) WP X GP:  serving as the general partner of WP X, (ix) WPP GP LLC:  serving as the general partner of WP IX GP and WP X GP, (x) WP Partners:  serving as the managing member of WPP GP LLC, (xi) WP Partners GP: serving as the general partner of WP Partners, (xii) WP&Co:  serving as the managing member of WP Partners GP and as the ultimate general partner of other private equity funds, (xiii) WP E&P X-A:  making private equity investments, (xiv) WP E&P X:  making private equity investments, (xv) WP E&P X-B:  serving as the sole shareholder of WP E&P X, (xvi) WP E&P X LP:  serving as the general partner of WP E&P X-A and WP E&P X-B, (xvii) WP E&P X LLC:  serving as the general partner of WP E&P X LP, (xviii) WP Partners E&P:  serving as the sole member of WP E&P X LLC, (xix) WP&Co US serving as the managing member of WP Partners E&P, (xx) WP Bermuda X:  making private equity investments, (xxi) WP Private Equity Bermuda X:  serving as the sole member of WP Bermuda X, (xxii) WP Bermuda X LP:  serving as the GP of WP Private Equity Bermuda X, (xxiii) WP Bermuda X Ltd:  serving as the GP of WP Bermuda X LP, (xxiv) WP Bermuda Private Equity: serving as the sole equityholder of WP Bermuda X Ltd., (xxv) WP LLC: the manager of each of WP Private Equity IX, WP Bermuda X, WP Private Equity Bermuda X, WP X O&G, WP E&P X-A, WP E&P X-B, WP X Partners, and WP Private Equity X, and (xxvi) Messrs. Kaye and Landy:  acting as directors and co-chairmen of WP Bermuda Private Equity, managing general partners of WP&Co and WP&Co US and Co-Chief Executive Officers and managing members of WP LLC.  The principal business of the persons listed on Schedule A is as set forth on Schedule A.

(d)           During the last five years, none of the Warburg Pincus Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, to the knowledge of the Warburg Pincus Reporting Persons, have any of the persons named on Schedule A.

(e)           During the last five years, none of the Warburg Pincus Reporting Persons nor, to the knowledge of the Warburg Pincus Reporting Persons, any of the persons listed on Schedule A, has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Messrs. Kaye and Landy are citizens of the United States of America, and except as otherwise indicated on Schedule A each of the individuals referred to on Schedule A hereto is a citizen of the United States of America.

Item 3.           Source and Amount of Funds

As of February 27, 2015, WP Private Equity IX owned 46,215,059 Shares, WP X Partners owned 367,611 Shares and WP X O&G owned 11,287,457 Shares.  Each of WP Private Equity IX, WP X Partners and WP X O&G acquired their respective shares as a result of their investment in the Issuer’s predecessor prior to the Issuer’s public offering.  Such ownership was reported by each of WP Private Equity IX, WP X Partners and WP X O&G and certain affiliated entities on a Schedule 13G, as amended from time to time in the ordinary course.  As a result of the acquisition of additional Shares, the Warburg Pincus Reporting Persons are reporting their ownership on a Schedule 13D.

On March 2 2015, the Issuer conducted an underwritten public offering of Shares (the “Offering”).  In the Offering, the following Warburg Pincus Reporting Persons acquired the number of Shares set forth opposite their name at a price of $11.05 per Share:  TopCo: 6,900,452 shares, WP X Partners: 923,800 shares, WP X O&G: 4,349,102 shares, WP E&P X: 4,847,321 shares, WP E&P X-A: 6,900,452 shares, and WP Bermuda X: 5,878,873 shares.  All of the funds required for the purchase for each of such Warburg Pincus Reporting Persons were obtained from the working capital of such Warburg Pincus Reporting Persons, including from capital contributions from their respective limited partners.

Item 4.           Purpose of the Transaction

The acquisition of the Shares as indicated herein was effected in the ordinary course of business because of the belief that the Shares represent an attractive investment.  The Warburg Pincus Reporting Persons beneficially own the Shares as an investment.  Depending on prevailing market, economic, and other conditions, the Warburg Pincus Reporting Persons may from time to time acquire additional Shares or engage in discussions with the Issuer concerning future acquisitions of shares of its capital stock.  Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer, or otherwise.  The Warburg Pincus Reporting Persons intend to review their investment in the Issuer on a continuing basis, and depending upon the price and availability of shares of the Issuer’s capital stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Warburg Pincus Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer, including by distributing Shares pro rata to the beneficial owners of one or more of the Warburg Pincus Reporting Persons.

In addition, the Warburg Pincus Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and any proposals received from third parties with respect to the Issuer.  The Warburg Pincus Reporting Persons may discuss such matters with management or directors of the Issuer, existing or potential strategic partners, persons who have expressed an interest in acquiring all or a portion of the Issuer’s equity interests, sources of credit and other investors.  In evaluating the Issuer, the Warburg Pincus Reporting Persons will also consider alternative investment opportunities available to them, the Warburg Pincus Reporting Persons’ liquidity requirements and other investment considerations.

The factors described in the preceding paragraphs may materially affect, and result in, the Warburg Pincus Reporting Persons proposing changes in the Issuer’s operations, governance or capitalization or proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Warburg Pincus Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer or dispose of all or a portion of their investment in the Issuer in privately negotiated transactions.  The Warburg Pincus Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing as to the Issuer.

On March 5, 2015, WP X O&G (“Buyer”) entered into a stock purchase agreement (“Stock Purchase Agreement”) with each of TopCo, WP E&P X, WP E&P X-A, and WP Bermuda X (each a “Seller”).  Pursuant to the terms of the Stock Purchase Agreement, Buyer agreed to purchase the shares acquired by the Seller in the Offering at a price of $11.05 per share (less any dividends received) subject to the receipt of approval under the Hart-Scott-Rodino Antitrust Improvement Act of 1976.  A copy of the Stock Purchase Agreement is included as Exhibit 3 to this Schedule 13D.

Item 5.           Interest in Securities of the Issuer

Immediately following the offering described in Item 3 above, each of the Warburg Pincus Reporting Persons had the following beneficial ownership of Shares (percentages are based on 143,263,488 Shares reported as outstanding in the Issuer’s Form 10-K for the year ended December 31, 2014 and 69,000,000 Shares sold in the Offering):

(i)            WP Private Equity IX had shared dispositive and voting power over 46,215,059 Shares, representing 21.8% of the outstanding Shares.

(ii)           WP IX GP by virtue of its status as the general partner of WP Private Equity IX had shared dispositive and voting power over 46,215,059 Shares, representing 21.8% of the outstanding Shares.

(iii)          TopCo had shared dispositive and voting power over 6,900,452 Shares, representing 3.3% of the outstanding Shares.

(iv)          WP Private Equity X by virtue of its status as the sole shareholder of TopCo had shares dispositive and voting power over 6,900,452 Shares, representing 3.3% of the outstanding Shares.

(v)           WP X O&G had shared dispositive and voting power 15,636,559 Shares sold in the offering, representing 7.4% of the outstanding Shares.

(vi)          WP X Partners had shared dispositive and voting power over 1,291,411 Shares, representing less than 1.0 % of the outstanding Shares.

(vii)         WP X by virtue of its status as the general partner of WP Private Equity X, WP X O&G and WP X Partners had shared dispositive and voting power over 23,828,422 Shares, representing 11.2% of the outstanding Shares.

(viii)        WP X GP LP by virtue of its status as the general partner of WP X had shared dispositive and voting power over 23,828,422 Shares, representing 11.2% of the outstanding Shares.

(ix)          WPP GP LLC by virtue of its status as the general partner of WP IX GP and WP X GP had shared dispositive and voting power over 70,043,481 Shares, representing 33.0% of the outstanding Shares.

(x)           WP Partners by virtue of its status as the managing member of WPP GP LLC had shared dispositive and voting power over 70,043,481 Shares, representing 33.0% of the outstanding Shares.

(xi)          WP Partners GP by virtue of its status as the general partner of WP Partners had shared dispositive and voting power over 70,043,481 Shares, representing 33.0% of the outstanding Shares.

(xii)         WP&Co by virtue of its status as the sole member of WP Partners GP had shared dispositive and voting power over 70,043,481 Shares, representing 33.0% of the outstanding Shares.

(xiii)        WP E&P X-A had shared dispositive and voting power over 6,900,452 Shares, representing 3.3% of the outstanding Shares.

(xiv)        WP E&P X had shared dispositive and voting power over 4,847,321 Shares, representing 2.3% of the outstanding Shares.

(xv)         WP E&P X-B by virtue of its status as the sole shareholder of WP E&P X had shared dispositive and voting power over 4,847,321 Shares, representing 2.3% of the outstanding Shares.

(xvi)        WP E&P X LP by virtue of its status as the general partner of WP E&P X-A and WP E&P X-B had shared dispositive and voting power over 11,747,773 Shares, representing 5.5% of the outstanding Shares.

(xvii)       WP E&P X LLC by virtue of its status as the general partner of WP E&P X LP had shared dispositive and voting power over 11,747,773 Shares, representing 5.5% of the outstanding Shares.

(xviii)      WP Partners E&P by virtue of its status as the sole member of WP E&P X LLC had shared dispositive and voting power over 11,747,773 Shares, representing 5.5% of the outstanding Shares.

(xix)        WP&Co US by virtue of its status as the managing  member of WP Partners E&P had shared dispositive and voting power over 11,747,773 Shares, representing 5.5% of the outstanding Shares.

(xx)         WP Bermuda X had shared dispositive and voting power over 5,878,873 Shares, representing 2.8% of the outstanding Shares.

(xxi)        WP Private Equity Bermuda X by virtue of its status as the sole stockholder of WP Bermuda X had shared dispositive and voting power over 5,878,873 Shares, representing 2.8% of the outstanding Shares.

(xxii)       WP Bermuda X LP by virtue of its status as the general partner of WP Private Equity Bermuda X had shared dispositive and voting power over 5,878,873 Shares, representing 2.8% of the outstanding Shares.

(xxiii)      WP Bermuda X Ltd by virtue of its status as the general partner of WP Bermuda X LP had shared dispositive and voting power over 5,878,873 Shares, representing 2.8% of the outstanding Shares.

(xxiv)     WP Bermuda Private Equity by virtue of its status as the sole owner of WP Bermuda X Ltd. had shared dispositive and voting power over 5,878,873 Shares, representing 2.8% of the outstanding Shares.

(xxv)      WP LLC by virtue of its status as manager of WP Private Equity IX, WP Bermuda X, WP Private Equity Bermuda X, WP X O&G, WP E&P X-A, WP E&P X-B, WP X Partners, and WP Private Equity X had shared dispositive and voting power over 87,670,127 Shares, representing 41.3% of the outstanding Shares.

(xxvi)     Charles R. Kaye by virtue of his status as director and co-chairman of WP Bermuda Private Equity, Managing General Partner of WP&Co and WP&Co US and Co-Chief Executive Officer and Managing Member of WP LLC had shared dispositive and voting power over 87,670,127 Shares and sole dispositive and voting power over 178,358(1) Shares, representing in the aggregate 41.4% of the outstanding Shares.

(xxvii)    Joseph P. Landy by virtue of his status as director and co-chairman of WP Bermuda Private Equity, Managing General Partner of WP&Co and WP&Co US and Co-Chief Executive Officer and Managing Member of WP LLC had shared dispositive and voting power over 87,670,127 Shares and sole dispositive and voting power over 84,953 Shares, representing in the aggregate 41.3% of the outstanding Shares.

The information as provided on Schedule A to this Schedule 13D is hereby incorporated by reference.

Each of the Warburg Pincus Reporting Persons could be deemed to have beneficial ownership of all of the shares reported in this Schedule 13D; nevertheless, each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of shares in excess of that reported in this Item 5.  Each of Messrs. Kaye and Landy disclaims beneficial ownership of the shares of common stock owned by the other Warburg Reporting Persons.

Information with respect to each of the Warburg Pincus Reporting Persons is given solely by such Warburg Pincus Reporting Person, and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by another Warburg Pincus Reporting Person.

(1)  Such 178,358 Shares are held as follows: 142,703 Shares by Charles R. Kaye; 11,885 Shares by The Nicole Kaye 2013 GST Trust; 11,885 Shares by The Sydney Kaye 2013 GST Trust; and 11,885 Shares by The Tyler Kaye 2013 GST Trust.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A Registration Rights Agreement, by and between the Issuer and WP Private Equity IX, WP X O&G, and WP X Partners (collectively, the “Registration Rights Parties”), dated as of December 20, 2011 (the “Registration Rights Agreement”), provides that at any time after an initial public offering of the Issuer (an “IPO”), the Registration Rights Parties may require the Issuer to register the offer and sale of the number of registrable securities requested to be so registered pursuant to the terms therein.  Additionally, should the Issuer propose to file at any time after an IPO a registration statement under the Securities Act of 1933, as amended, with respect to an offering of common stock of the Issuer, the Registration Rights Parties and other holders of securities identified thereto may request to include in such registration statement the number of registrable securities as the Registration Rights Parties and other holders thereto may request.

A Stock Purchase Agreement, by and among WP X O&G and Topco, WP E&P X, WP E&P X-A, and WP Bermuda X (each, a “Seller”), dated as of March 5, 2015 (the “Stock Purchase Agreement”), provides that each Seller shall sell to WP X O&G the number of the Issuer’s Shares acquired by such Seller in the Offering, at a price of $11.05 per Share, pursuant to the terms therein (less any dividends received) subject to the receipt of approval under the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

Item 7.           Material to be Filed as Exhibits

1.              Joint Filing Agreement, by and among the Warburg Pincus Reporting Persons, dated as of March 6, 2015.

2.              Registration Rights Agreement, by and among the Issuer and WP Private Equity IX, WP X O&G, WP X Partners, dated as of December 20, 2011.

3.              Stock Purchase Agreement, by and between WP X O&G and each of Topco, WP E&P X, WP E&P X-A, and WP Bermuda X (each, a “Seller”), dated as of March 5, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2015

WARBURG PINCUS PRIVATE EQUITY IX, L.P.
By: Warburg Pincus IX GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member
By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS IX GP L.P.
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member
By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 6, 2015

WPP GP LLC
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member
By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS, L.P.
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member
By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS GP LLC
By: Warburg Pincus & Co., its managing member
By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS & CO.
By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 6, 2015

WP ANTERO TOPCO, INC.
By: Warburg Pincus Private Equity X, L.P., its sole shareholder
By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member
By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PRIVATE EQUITY X, L.P.
By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member
By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 6, 2015

WARBURG PINCUS X, L.P.
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member
By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X GP L.P.
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member
By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 6, 2015

WARBURG PINCUS X PARTNERS, L.P.
By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member
By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PRIVATE EQUITY X O&G, L.P.
By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member
By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 6, 2015

WARBURG PINCUS PRIVATE EQUITY (E&P) X, INC.
By: Warburg Pincus Private Equity (E&P) X-B, L.P., its sole shareholder
By: Warburg Pincus (E&P) X, L.P., its general partner
By: Warburg Pincus (E&P) X LLC, its general partner
By: Warburg Pincus Partners (E&P) LLC, its sole member
By: Warburg Pincus & Company US, LLC, its managing member
By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

WARBURG PINCUS PRIVATE EQUITY (E&P) X-B, L.P.
By: Warburg Pincus (E&P) X, L.P., its general partner
By: Warburg Pincus (E&P) X LLC, its general partner
By: Warburg Pincus Partners (E&P) LLC, its sole member
By: Warburg Pincus & Company US, LLC, its managing member
By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: March 6, 2015

WARBURG PINCUS PRIVATE EQUITY (E&P) X-A, L.P.
By: Warburg Pincus (E&P) X, L.P., its general partner
By: Warburg Pincus (E&P) X LLC, its general partner
By: Warburg Pincus Partners (E&P) LLC, its sole member
By: Warburg Pincus & Company US, LLC, its managing member
By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

WARBURG PINCUS (E&P) X, L.P.
By: Warburg Pincus (E&P) X LLC, its general partner
By: Warburg Pincus Partners (E&P) LLC, its sole member
By: Warburg Pincus & Company US, LLC, its managing member
By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

WARBURG PINCUS (E&P) X LLC
By: Warburg Pincus Partners (E&P) LLC, its sole member
By: Warburg Pincus & Company US, LLC, its managing member
By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: March 6, 2015

WARBURG PINCUS PARTNERS (E&P) LLC
By: Warburg Pincus & Company US, LLC, its managing member
By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

WARBURG PINCUS & COMPANY US, LLC
By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

WARBURG PINCUS (BERMUDA) PRIVATE EQUITY X, LLC
By: Warburg Pincus (Bermuda) Private Equity X, L.P., its sole member
By: Warburg Pincus (Bermuda) X, L.P., its general partner
By: Warburg Pincus (Bermuda) X, Ltd., its general partner
By: Warburg Pincus (Bermuda) Private Equity Ltd., its sole shareholder
By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: March 6, 2015

WARBURG PINCUS (BERMUDA) PRIVATE EQUITY X, L.P.
By: Warburg Pincus (Bermuda) X, L.P., its general partner
By: Warburg Pincus (Bermuda) X, Ltd., its general partner
By: Warburg Pincus (Bermuda) Private Equity Ltd., its sole shareholder
By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS (BERMUDA) X, L.P.
By: Warburg Pincus (Bermuda) X, Ltd., its general partner
By: Warburg Pincus (Bermuda) Private Equity Ltd., its sole shareholder
By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS (BERMUDA) X, LTD.
By: Warburg Pincus (Bermuda) Private Equity Ltd., its sole shareholder
By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS (BERMUDA) PRIVATE EQUITY LTD.
By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: March 6, 2015

WARBURG PINCUS LLC
By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Managing Director

CHARLES R. KAYE
By:	/s/ Robert B. Knauss
Name: Charles R. Kaye
Title: Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY
By:	/s/ Robert B. Knauss
Name: Joseph P. Landy
Title: Robert B. Knauss, Attorney-in-Fact*

* The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum, Inc. (f/k/a Laredo Petroleum Holdings, Inc.) and is hereby incorporated by reference.

SCHEDULE A

PART I

Set forth below is the name and present principal occupation of (i) each General Partner of WP&Co., (ii) each Member and Managing Director of WP LLC and (iii) each executive officer and director of each corporate Warburg Pincus Reporting Person.  The business address for each of such persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, NY 10017.  All the directors and executive officers listed on this Schedule A are United States citizens except as otherwise noted below.

WP&Co

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP&CO., AND POSITIONS WITH AFFILIATES OF WP&CO.

David Barr	Partner of WP&Co; Member and Managing Director of WP LLC

Alain J.P. Belda	Partner of WP&Co; Member and Managing Director of WP LLC

Alexander Berzofsky	Partner of WP&Co; Member and Managing Director of WP LLC

Anthony Robert Buonanno	Partner of WP&Co; Member and Managing Director of WP LLC

Sean D. Carney	Partner of WP&Co; Member and Managing Director of WP LLC

Mark M. Colodny	Partner of WP&Co; Member and Managing Director of WP LLC

Timothy J. Curt	Partner of WP&Co; Member and Managing Director of WP LLC

Cary J. Davis	Partner of WP&Co; Member and Managing Director of WP LLC

Uzair Dossani	Partner of WP&Co; Member and Managing Director of WP LLC

Joseph Gagnon	Partner of WP&Co; Member and Managing Director of WP LLC

Timothy F. Geithner	Partner of WP&Co; Member, Managing Director and President of WP LLC

Steven G. Glenn	Partner of WP&Co; Member and Managing Director of WP LLC

Michael Graff	Partner of WP&Co; Member and Managing Director of WP LLC

Joie Gregor	Partner of WP&Co; Member and Managing Director of WP LLC

Christopher Gunther	Partner of WP&Co; Member and Managing Director of WP LLC

Patrick T. Hackett	Partner of WP&Co; Member and Managing Director of WP LLC

Fred Hassan	Partner of WP&Co; Member and Managing Director of WP LLC

William Blake Holden	Partner of WP&Co; Member and Managing Director of WP LLC

Eddie Y. Huang	Partner of WP&Co; Member and Managing Director of WP LLC

In Seon Hwang	Partner of WP&Co; Member and Managing Director of WP LLC

William H. Janeway	Partner of WP&Co; Member and Senior Advisor of WP LLC

Kenneth I. Juster	Partner of WP&Co; Member and Managing Director of WP LLC

Peter R. Kagan	Partner of WP&Co; Member and Managing Director of WP LLC

Charles R. Kaye	Managing General Partner of WP&Co; Managing Member and Co-Chief Executive Officer of WP LLC

Noah Knauf	Partner of WP&Co; Member and Managing Director of WP LLC

Robert B. Knauss	Partner of WP&Co; Member and Managing Director of WP LLC

David B. Krieger	Partner of WP&Co; Member and Managing Director of WP LLC

Rajveer Kushwaha	Partner of WP&Co; Member and Managing Director of WP

LLC

Joseph P. Landy	Managing General Partner of WP&Co; Managing Member and Co-Chief Executive Officer of WP LLC

James Levy	Partner of WP&Co; Member and Managing Director of WP LLC

Frank Marinaro	Partner of WP&Co; Member and Managing Director of WP LLC

Harsha Marti	Partner of WP&Co; Member and Managing Director of WP LLC

Michael Martin	Partner of WP&Co; Member and Managing Director of WP LLC

Vishnu Menon	Partner of WP&Co; Member and Managing Director of WP LLC

James Neary	Partner of WP&Co; Member and Managing Director of WP LLC

Jeffrey Perlman	Partner of WP&Co; Member and Managing Director of WP LLC

Chandler Reedy	Partner of WP&Co; Member and Managing Director of WP LLC

John Rowan	Partner of WP&Co; Member and Managing Director of WP LLC

Justin L. Sadrian	Partner of WP&Co; Member and Managing Director of WP LLC

Steven G. Schneider	Partner of WP&Co; Member and Managing Director of WP LLC

John W. Shearburn	Partner of WP&Co; Member and Managing Director of WP LLC

Christopher H. Turner	Partner of WP&Co; Member and Managing Director of WP LLC

Elizabeth H. Weatherman	Partner of WP&Co; Member and Managing Director of WP LLC

James W. Wilson	Partner of WP&Co; Member and Managing Director of WP LLC

Daniel Zamlong	Partner of WP&Co; Member and Managing Director of WP LLC

Daniel Zilberman	Partner of WP&Co; Member and Managing Director of WP

LLC

WP & Co. Partners, L.P.*

Warburg Pincus Principal Partnership, L.P.**

Warburg Pincus Real Estate Principal Partnership, L.P.**

*                                         New York limited partnership; primary activity is ownership interest in WP

**                                  Delaware limited partnership; primary activity is ownership interest in WP

WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH AFFILIATES OF WP LLC

Jonas Agesand (1)	Member and Managing Director of WP LLC

Jacques Aigrain (2)	Member and Senior Advisor of WP LLC; Partner of WP&Co

Bo Bai	Member and Managing Director of WP LLC; Partner of WP&Co

David Barr	Member and Managing Director of WP LLC; Partner of WP&Co

Simon Begg (3)	Member and Managing Director of WP LLC

Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP&Co

Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP&Co

Paul Best (3)	Member and Managing Director of WP LLC

Peder Bratt (3)	Member and Managing Director of WP LLC

Anthony Robert Buonanno	Member and Managing Director of WP LLC; Partner of WP&Co

Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP&Co

Julian Cheng (4)	Member and Managing Director of WP LLC

Mark M. Colodny	Member and Managing Director of WP LLC; Partner of WP&Co

Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP&Co

Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP&Co

Uzair Dossani	Member and Managing Director of WP LLC; Partner of WP&Co

Martin D. Dunnett (3)	Member and Managing Director of WP LLC

Simon Eyers (3)	Member and Managing Director of WP LLC

Joseph Gagnon	Member and Managing Director of WP LLC; Partner of WP&Co

Timothy F. Geithner	Member, Managing Director and President of WP LLC; Partner of WP&Co

Steven G. Glenn	Member and Managing Director of WP LLC; Partner of WP&Co

Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP&Co

Michael Graff	Member and Managing Director of WP LLC; Partner of WP&Co

Joie Gregor	Member and Managing Director of WP LLC; Partner of WP&Co

Christopher Gunther	Member and Managing Director of WP LLC; Partner of WP&Co

Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP&Co

Fred Hassan	Member and Senior Advisor of WP LLC; Partner of WP&Co

William Blake Holden	Member and Managing Director of WP LLC; Partner of WP&Co

Eddie Y. Huang	Member and Managing Director of WP LLC; Partner of WP&Co

In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP&Co

William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP&Co

Kenneth I. Juster	Member and Managing Director of WP LLC; Partner of WP&Co

Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP&Co

Charles R. Kaye	Managing Member and Co-Chief Executive Officer of WP LLC; Managing General Partner of WP&Co

Noah Knauf	Member and Managing Director of WP LLC; Partner of WP&Co

Robert B. Knauss	Member and Managing Director of WP LLC; Partner of WP&Co

David B. Krieger	Member and Managing Director of WP LLC; Partner of WP&Co

Rajveer Kushwaha	Member and Managing Director of WP LLC; Partner of WP&Co

Joseph P. Landy	Managing Member and Co-Chief Executive Officer of WP LLC; Managing General Partner of WP&Co

James Levy	Member and Managing Director of WP LLC; Partner of WP&Co

David Hui Li (4)	Member and Managing Director of WP LLC

Vishal Mahadevia	Member and Managing Director of WP LLC

Niten Malhan (5)	Member and Managing Director of WP LLC

Frank Marinaro	Member and Managing Director of WP LLC; Partner of WP&Co

Harsha Marti	Member and Managing Director of WP LLC; Partner of WP&Co

Michael Martin	Member and Managing Director of WP LLC; Partner of WP&Co

Vishnu Menon	Member and Managing Director of WP LLC; Partner of WP&Co

Piero Minardi (6)	Member and Managing Director of WP LLC;

Nitin Nayar	Member and Managing Director of WP LLC

James Neary	Member and Managing Director of WP LLC; Partner of WP&Co

René Obermann (7)	Member and Managing Director of WP LLC

Narendra Ostawal (5)	Member and Managing Director of WP LLC

Jeffrey Perlman	Member and Managing Director of WP LLC; Partner of WP&Co

Chandler Reedy	Member and Managing Director of WP LLC; Partner of WP&Co

John Rowan	Member and Managing Director of WP LLC; Partner of WP&Co

Justin L. Sadrian	Member and Managing Director of WP LLC; Partner of WP&Co

Anish Saraf (5)	Member and Managing Director of WP LLC

Adarsh Sarma (5)	Member and Managing Director of WP LLC

Viraj Sawhney (5)	Member and Managing Director of WP LLC

Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP&Co

Joseph C. Schull (8)	Member and Managing Director of WP LLC

John W. Shearburn	Member and Managing Director of WP LLC; Partner of WP&Co

Biddanda N. Thimmaya (5)	Member and Managing Director of WP LLC

Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP&Co

Somit Varma (5)	Member and Managing Director of WP LLC

Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP&Co

Zhen Wei (4)	Member and Managing Director of WP LLC

James W. Wilson	Member and Managing Director of WP LLC; Partner of WP&Co

Daniel Zamlong	Member and Managing Director of WP LLC; Partner of WP&Co

Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP&Co

(1)         Citizen of Sweden

(2)         Citizen of France

(3)         Citizen of United Kingdom

(4)         Citizen of Hong Kong

(5)         Citizen of India

(6)         Citizen of Italy

(7)         Citizen of Germany

(8)         Citizen of Canada

TopCo

NAME	PRESENT PRINCIPAL OCCUPATION

Charles R. Kaye	Director and Co-President

Joseph P. Landy	Director and Co-President

Timothy J. Curt	Director, Vice President and Treasurer

Steven G. Glenn	Director, Vice President and Assistant Treasurer

Robert B. Knauss	Director, Vice President and Secretary

WP E&P X

NAME	PRESENT PRINCIPAL OCCUPATION

Charles R. Kaye	Director and Co-President

Joseph P. Landy	Director and Co-President

Timothy J. Curt	Director, Vice President and Treasurer

Steven G. Glenn	Director, Vice President and Assistant Treasurer

Robert B. Knauss	Director, Vice President and Secretary

WP Bermuda X Ltd

NAME	PRESENT PRINCIPAL OCCUPATION

Charles R. Kaye	Director

Joseph P. Landy	Director

Timothy J. Curt	Director and Treasurer

Steven G. Glenn	Director

WP Bermuda Private Equity

NAME	PRESENT PRINCIPAL OCCUPATION

Charles R. Kaye	Director and Co-Chairman

Joseph P. Landy	Director and Co-Chairman

Timothy J. Curt	Director and Authorised Person

Steven G. Glenn	Director and Authorised Person

PART II

To the knowledge of the Warburg Pincus Reporting Persons, listed below are the names of the executive officers and directors of certain Warburg Pincus Reporting Persons who directly beneficially own Shares along with the number of Shares each such person beneficially owns.  To the knowledge of the Warburg Pincus Reporting Persons except as noted below, (a) each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those Shares beneficially owned, directly or indirectly, by such person and (b) each person beneficially owns, directly or indirectly, Shares representing less than 1% of the Shares outstanding.

Name	Shares
Joseph P. Landy	See Item 5
Charles R. Kaye	See Item 5
Timothy J. Curt	26,833(2)
Steven G. Glenn	13,801

Except as set forth in Item 3, there have been no transactions in the class of securities reported on effected during the past sixty days by the persons listed on this Schedule A.

No other person on this Schedule A is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in this Schedule A and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

(2)  Such 26,833 shares are held as follows: 19,405 Shares held by Timothy J. Curt; 1,725 Shares held by Timothy J. Curt and Dona Bissonette, JTWROS; and 5,703 Shares held by Timothy J. Curt Revocable Trust.